QuickLinks -- Click here to rapidly navigate through this document

LEHMAN BROTHERS HOLDINGS INC.

EXHIBIT 12.01

Computation of Ratios of Earnings to Fixed Charges and
to Combined Fixed Charges and Preferred Stock Dividends
(Unaudited)

	Six Months Ended May 31, 2005	Year Ended November 30
Dollars in millions		2004	2003	2002	2001	2000

Pre-tax earnings from continuing operations	$2,319	$3,518	$2,536	$1,399	$1,748	$2,579
Add: Fixed charges (excluding capitalized interest)	7,762	9,773	8,724	10,709	15,724	18,778

Pre-tax earnings before fixed charges	$10,081	$13,291	$11,260	$12,108	$17,472	$21,357

Fixed charges:
Interest	$7,638	$9,674	$8,640	$10,626	$15,656	$18,740
Other(1)	66	114	119	103	78	57

Total fixed charges	7,704	9,788	8,759	10,729	15,734	18,797
Preferred stock dividend requirements	56	129	143	155	192	195

Total combined fixed charges and preferred stock dividends	$7,760	$9,917	$8,902	$10,884	$15,926	$18,992

Ratio of earnings to fixed charges	1.31	1.36	1.29	1.13	1.11	1.14
Ratio of earnings to combined fixed charges and preferred stock dividends	1.30	1.34	1.26	1.11	1.10	1.12

(1)
Other fixed charges consist of the interest factor in rentals and capitalized interest.

QuickLinks

LEHMAN BROTHERS HOLDINGS INC.
Computation of Ratios of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends (Unaudited)